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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                           PHONETEL TECHNOLOGIES, INC.
                                (Name of Issuer)

 COMMON STOCK, $.01 PAR VALUE                                        71921H505
(Title of class of securities)                                    (CUSIP number)


                                JOSEPH A. ORLANDO
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010
                                 (212) 460-1932
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                NOVEMBER 18, 1999
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.


                         (Continued on following pages)
                               (Page 1 of 8 pages)

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NY2:\854097\01\$b0x01!.DOC\76830.0001

---------------------------------             ----------------------------------
CUSIP No.  71921H505                  13D
---------------------------------             ----------------------------------

-------------- ----------------------------------------------------------- -------------------------------------------------------
  1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
-------------- -------------------------------------------------------------------------------------------------------------------
  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [_]
-------------- -------------------------------------------------------------------------------------------------------------------
  3            SEC USE ONLY

-------------- ------------------------------------- -----------------------------------------------------------------------------
  4            SOURCE OF FUNDS:                      See Item 4

-------------- -------------------------------------------------------------------------------------------------------------------
  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------- ----------------------------------------------------------- -------------------------------------------------------
  6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

--------------------------- -------- ---------------------------------------------------- ----------------------------------------
    NUMBER OF                  7     SOLE VOTING POWER:                                   Approximately 722,000 shares
      SHARES
                            -------- ---------------------------------------------------- ----------------------------------------
   BENEFICIALLY                8     SHARED VOTING POWER:                                 None
     OWNED BY
                            -------- ---------------------------------------------------- ----------------------------------------
       EACH                    9     SOLE DISPOSITIVE POWER:                              Approximately 722,000 shares
    REPORTING
                            -------- ---------------------------------------------------- ----------------------------------------
   PERSON WITH                10     SHARED DISPOSITIVE POWER:                            None

-------------- -------------------------------------------------------------------------- ----------------------------------------
 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   Approximately 722,000 shares

-------------- -------------------------------------------------------------------------------------------------------------------
 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- -------------------------------------------------------------------------------------------------------------------
 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    Approximately
               7.07%

-------------- ----------------------------------------------------------- -------------------------------------------------------
 14            TYPE OF REPORTING PERSON:                                    CO

-------------- ----------------------------------------------------------- -------------------------------------------------------


Item 1.              Security and Issuer.

                     This Statement relates to the common stock, $.01 par value per share, (the "Common Stock"), of PhoneTel Technologies, Inc., an Ohio corporation (the "Company"). The address of the principal executive office of the Company is 1001 Lakeside Avenue, Cleveland, Ohio, 44114-1195.

Item 2.              Identity and Background.

                     (a)-(c) This Schedule 13D is being filed by Leucadia National Corporation ("Leucadia"). Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a financial services holding company principally engaged in personal and commercial lines of property and casualty insurance, banking and lending, manufacturing and mining.

                     Approximately 33.4% of the outstanding common shares of Leucadia is beneficially owned (directly and through family members) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia and by Joseph S. Steinberg, a director and President of Leucadia (excluding an additional 2.0% of the common shares of Leucadia beneficially owned by two trusts for the benefit of Mr. Steinberg's minor children, as to which Mr. Steinberg disclaims beneficial ownership). Private charitable foundations independently established by each of Messrs. Cumming and Steinberg each beneficially own less than one percent of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective private charitable foundation.

                     The following information with respect to each executive officer and director of Leucadia is set forth in Schedule A hereto: (i) name,
(ii) business address, (iii) citizenship, (iv) present principal occupation or employment and (v) name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than Leucadia for which such information is set forth above.

                     (d)-(f) During the last five years, neither Leucadia nor, to its knowledge, any of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of Leucadia, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

                     The information included in response to Item 4 is specifically incorporated herein by reference.

Item 4.              Purpose of the Transaction.

In October and November 1999, Leucadia purchased an aggregate of $9,500,000 principal amount of the Company's 12% Senior Notes due 2006 (the "Senior Notes") for an aggregate purchase price of $1,560,000. Leucadia obtained the funds for these purchases from its working capital.

As described in the Company's Form 10-Q for the fiscal quarter ended September 30, 1999 (the "September 1999 10Q"), on October 20, 1999, the United States Bankruptcy Court for the Southern District of New York confirmed the Company's chapter 11 reorganization plan (the "Plan"). Pursuant to the Plan, 10,205,000 shares of Common Stock will be outstanding following consummation of the Plan. Of these shares, 9,500,000 will be issued to holders of the Senior Notes, which originally were issued in the aggregate principal amount of $125,000,000. Leucadia expects to receive approximately 722,000 shares upon consummation of the Plan, representing approximately 7.07% of the Common Stock to be outstanding following consummation of the Plan.

On November 18, 1999, the Company issued a press release announcing that it had consummated the Plan.

Leucadia acquired the Senior Notes and will hold the Common Stock for investment purposes. Notwithstanding the foregoing, Leucadia will monitor its interest in the Company with a view toward maximizing the value of its investment.

Depending upon the course of action that Leucadia pursues, it may, from time to time, acquire additional shares of the Common Stock (subject to the availability of shares at prices deemed favorable by Leucadia), dispose of shares of Common Stock, engage in discussions with the Company (possibly with a view toward influencing management), engage in discussions with other stockholders or third parties or some combination of the foregoing.

Although the foregoing represents the possible activities presently contemplated by Leucadia with respect to the Company and the Common Stock, it should be noted that the possible activities of Leucadia are subject to change at any time and there is no assurance that Leucadia will actually undertake any of the foregoing.

Except as set forth above, Leucadia has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)-(b) After giving effect to consummation of the Plan, Leucadia will beneficially own approximately 722,000 shares of Common Stock, representing approximately 7.07% of the Common Stock to be outstanding upon consummation of the Plan, as reflected in the September 1999 10Q.

(c) Except as set forth above, neither Leucadia, nor, to the best of its knowledge, any of its executive officers or directors has effected any transaction in any securities of the Company during the past 60 days.

(d) No person except for Leucadia is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) between (a) Leucadia and, to the best of its knowledge, any of the persons identified pursuant to Item 2 above and (b) any other person, other than as disclosed herein and described in Item 4 above.

Item 7.    Material to be Filed as Exhibits.

None.

                                    SIGNATURE


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated:  November 29, 1999


                                         LEUCADIA NATIONAL CORPORATION

                                         /s/ Joseph A. Orlando
                                         -----------------------------
                                         BY: Joseph A. Orlando
                                         Title: Vice President

                                   SCHEDULE A


                   ADDITIONAL INFORMATION CONCERNING LEUCADIA

Directors and Executive Officers of Leucadia
--------------------------------------------

                     Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Leucadia. To the knowledge of Leucadia, each person listed below is a United States citizen. Unless otherwise indicated, the business address of each person named below is c/o Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010.

                     For purposes of this schedule, Leucadia is referred to as "(a)"

Name and Business Address         Director-                                          Principal Occupation or
-------------------------         ships                          Offices             Employment
                                  -----                          -------             ----------
Ian M. Cumming                    (a)                 Chairman of the Board          Chairman of the Board of (a)
Leucadia National                                     of (a)
  Corporation
529 E. South Temple
Salt Lake City

Joseph S. Steinberg               (a)                 President of (a)               President of (a)

Paul M. Dougan                    (a)                      --                        President and Chief Executive
c/o Equity Oil Company                                                               Officer of Equity Oil Company (a
10 West 300 South                                                                    company engaged in oil and gas
Salt Lake City, Utah                                                                 exploration and production having
                                                                                     an office in Salt Lake City, Utah)
Lawrence D. Glaubinger            (a)                      --                        Chairman of the Board of Stern &
c/o Stern & Stern                                                                    Stern Industries (a company
Industries, Inc.                                                                     engaged in the manufacture and
708 Third Avenue                                                                     sale of textiles); President of
New York, N.Y.                                                                       Lawrence Economic Consulting Inc.,
                                                                                     a management consulting firm
James E. Jordan                   (a)                      --                        Private investor
c/o The Jordan Company
9 West 57th St.
New York, N.Y.  10019



                                  Page 7 of 8

Name and Business Address          Director-                                          Principal Occupation or
-------------------------          ships                          Offices             Employment
                                   -----                          -------             ----------

Jesse Clyde Nichols, III           (a)                      --                        President of Nichols Industries,
c/o Nichols Industries,                                                               Inc. (a holding company for
  Inc.                                                                                manufacturing subsidiaries)
5001 E. 59th St.
Kansas City, Mo.  64130

Thomas E. Mara                                         Executive Vice President and   Executive Vice President and
                                                       Treasurer of (a)               Treasurer of (a)

Joseph A. Orlando                  --                  Vice President and Chief       Vice President and Chief Financial
                                                       Financial Officer of (a)       Officer of (a)
Paul J. Borden                     --                  Vice President of (a)          Vice President of (a)

Mark Hornstein                     --                  Vice President  of (a)         Vice President of (a)

Barbara L. Lowenthal               --                  Vice President and             Vice President and Comptroller of
                                                       Comptroller of (a)             (a)
















                                  Page 8 of 8